ROGER L. FIDLER

Attorney at Law

145 Highview Terrace

Hawthorne, N.J. 07506

(973) 949-4193

(973) 949-4196 (Fax)

rfidler0099@aol.com

July 20, 2011

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

The Virtual Learning Company, Inc.

Registration Statement on Form S-1

Filed June 2, 2011

File No. 333-174674

Dear Mr. Spirgel:

We have reviewed the Staff’s comments and have amended the registration statement as follows:

Registration Statement Cover Page

1. Please check the box which indicates that you are offering securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

We have checked the box.

General

2. Please review your entire document for grammatical errors that can make the disclosure unclear. For example, we note your statement on page 18: “the market for products sold through the Internet has not begun to develop and will rapidly evolving.

The revision of the statement now to be found on page 17 of the marked copy clarifies the meaning.  We have revised the registration statement throughout in numerous locations to eliminate grammatical errors.

3. Furnish the information required by Item 505 of Regulation S-K, determination of offering price. See Item 5 of Form S-1.

Our Page 26 we have added the section “Determination of the Offering Price” wherein we discuss the factors considered in pricing this issue as required by Item 505.

4. We note reference to third party information throughout the filing. For example, you cite information from the Association of American Publishers on page 6. Please provide us with marked copies of any materials that support third party statements,

clearly cross-referencing a statement with the underlying factual support.

The requested materials have been scanned and are provided as an Appendix at the end of this letter with the requested cross references.

5. On page 16 and elsewhere you state that you have not commenced operations. Revise your disclosure to accurately describe your business as currently constituted and make clear aspects that are not yet operational. As an example, on page 6 you refer to a

“visible recurring revenue stream and high profit margins.” As another example, a page 10 Risk Factor heading reads “If we fail to develop new or expand existing subscriber relationships…” But, on page 35 you disclose that as of March 31, 2011 you had not “begun to accept subscribers.” As a third example, the page 13 Risk Factor titled “Our future growth and profitability will depend in large part upon the effectiveness and efficiency…” contains several inappropriate characterizations including reference to retaining your most productive sales managers and staff. We note that you have one fulltime employee. These are just examples of disclosures that do not address the company’s current lack of operations, that indicate that proposed operations are either currently happening or are possible in the near future and that do not address the time, costs and risks involved with becoming operational. Please revise throughout.

We have made numerous revisions to correct not only the cited examples but many others to make clear that the company has not yet become revenue producing.

6. We note several favorable statements regarding, among other topics, your product,

accomplishments-to-date and market opportunities. To the extent you retain favorable statements provide objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise to include the basis for you assertion on page 6 that your “online products are easily, automatically, and frequently updated with new or more current content, additional features and enhancements and can provide students with instant feedback, positive reinforcement and remediation when proficiency levels are not met.” To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs.

We have removed the favorable statements cited and have attempted to make it clear through the registration statement that such assertions are our beliefs. However, we have refrained from supplying the main reason for these beliefs which are that we continuously updated the modules as teachers and teachers assistants in the relevant grades commented upon the modules, rapidly increased the number of modules within each title to meet changing curriculum assessments made by teachers and their assistants since these statements raise only more questions that could go on ad infinitum, e.g. which teachers and assistants, their qualifications, why are they chosen and how. As for reinforcement and remediation, these are inherent properties of the method used in each title wherein the student can go back after missing a question and try again. We have also recently begun to make numerous examples of certain questions, e.g. addition or multiplication, with answers available for students to do more examples without the sophistication of the interactive titles.  These question sheets more closely resemble what we consider to be inferior products manufactured by our quite successful competition. In order to maintain a balance we have omitted this more accurate but more promotional approach so as not to make our products seem too good to be true, which if you compare them with the competition, they are.  Since these quality factors are less important than marketing, at least in immediate future, we have decided not to stress those superior qualities more than are necessary to accurately describe them.

Prospectus Summary, page 5

7. The Prospectus Summary is intended to provide a brief overview of the most salient aspects of the offering and the company’s business. Your summary provides mostly marketing information about the company that is largely repeated elsewhere in your prospectus. Revise to include only a brief overview of your offering and business and make sure the presentation is balanced.

We have completely rewritten the Summary in response to the comment.

8. If retained, revise to make clear that none of the key attributes of your business model have been materialized as of yet. For example, your statement that your “business model is characterized by a visible recurring revenue stream and high profit margins” should be balanced by accompanying disclosure that you have not yet generated revenues and have never generated a profit.

In response to Comment 8, we have made several revisions to make clear that none of the key attributes as yet exist.

Our Company, page 5

9. Your websites, as disclosed on page 5, feature television and movie programs. Explain whether you have negotiated the right to broadcast these programs. If you have not, add a risk factor to disclose the possibility that you are infringing intellectual property rights and highlight the potential repercussions.

This option in the website has been deleted. It was originally thought to add these videos as a marketing enhancement for the benefit of the adults and to enhance sales from the adults who would be paying the bill. No analysis was made with respect to infringement and many of the titles were outside the copyright term. No complaints or contacts from copyright owners had been received to date.

10. It appears that three out of the four websites referenced contain identical content. Revise to accurately characterize your web based offerings. In particular, we note the statement “[t]he Company provides standards-based instruction…through one of our several websites on the World Wide Web.”

Actually only one website is in use www.learningisbasic.com. The other websites www.eschoolroom.com, www.mathisbasic.com are simply redirected to www.learningisbasic.com.  We have revised our disclosure to note that fact at pages 5 and 6 and elsewhere throughout the registration statement.

Summary Financial Information, page 9

11. Tell us how your total operating expenses for the three months ended March 31, 2010 can be more than your total operating expenses for the year ended December 31, 2010.

This happened because a journal entry capitalizing $110,000 in  consulting fees was posted in December 31, 2010. This entry should have been posted as of March 31, 2010 where the initial entry was booked in error.

Risk Factors, page 10

12. Revise this section to make sure that each risk factor relates to risks the company faces as currently constituted. For example, on page 15 under the risk factor “Protection of our intellectual property is limited…” you state “[d]espite enforcement efforts against software piracy, we lose significant revenue due to illegal use of our software.” We note, however, that you have generated no revenue to date. As another example, the risk factor titled “If securities or industry analysts do not publish research or reports about our business…” is inapplicable given your status as a development stage company. These are just examples.

We have revised the risk factors at numerous places and eliminated some risk factors in response to this comment.

We note though that we may be subject to liability for information retrieved from the Internet…, page 21

13. The subject matter of this risk factor and how it relates to the company is unclear. Revise to clarify.

The risk factor has been deleted.

Future sales of restricted shares could decrease the price a willing buyer…, page 21

14. Revise the disclosures here and under Shares Eligible For Future Sale on pages 54 and 55 to accurately describe Rule 144 of the Securities Act. For example, on page 54 you state that “only the shares held by Thomas P. Monahan and Dr. John Swift will be subject to the volume selling requirements of Rule 144. But, on page 22 you state that if certain requirements are met non-affiliates may sell their securities “in an amount equal to not less than one percent of [your] outstanding common stock every three months.” As another example, you indicate that the holding period applicable to non-affiliates is six months on page 22 and one year on page 55.

The disclosure has been revised both in the risk factor and at former pages 54 and 55, now page 57, for consistency and accuracy.

Plan Of Distribution, page 25

15. Reconcile your disclosure here, stating that the offering will be completed ninety days after the effective date, with the disclosure on page 52 stating that the offering will terminate no later than 12 months after the effective date of the prospectus.

The disclosure of the termination date in the Plan of Distribution, page 26 has been reconciled with the disclosure on former page 52, now page 54 to note a 12 month termination date.

Description Of Business, page 27

History of the Company, page 27

16. Revise to more fully describe the transaction between Mr. Thomas Monahan and

Terra Media, LTD. Your disclosure should clarify the background between the parties, explain the statement “to be returned to Mr. Thomas Monahan Terra’s subsidiary Ding Dong School, Ltd” and reconcile the consideration disclosed as compared to the consideration identified in Exhibit 10.1.

The Description of the Business has been revised at Page 29 to more fully describe the transaction between Mr. Monahan and Terra Media Ltd., now Terra Energy resources, Ltd. including describing the purchase by Mr. Monahan.  The consideration has been reconciled with Exhibit 10.1.  The numbers disclosed reflect the accounting entry made by the accountant for Terra Media on its books and this has been described.  The Separation Agreement stated a simple buy back price and the payment of that price has also been described.

Our Growth Strategy, page 33

17. Much of the disclosure within this section fails to link the topic discussed with your growth strategy. For example, disclosures on pages 34 and 35 detail characteristics of bilingual education, but neglect to tie that discussion into the prospective growth of your business. Substantially revise to make clear how each topic discussed relates to your business. Your disclosure should explain how each topic is relevant to growth, steps taken to date in furtherance of your various strategies and steps that must be implemented to successfully operate and grow. Similarly revise the disclosure on pages 8 and 9.

The section “Our Growth Strategy” has been revised to link the disclosure to the Issuer’s growth strategy.  The redundant disclosure at pages 8 and 9 has been deleted.

Our Products and Services, page 35

18. You refer to yourself as a “software development company” on page 32. Describe the software you intend to produce and distribute. Further revise to clarify how the materials you plan to produce in CD and DVD format, including language training materials, relate to your web-based offerings. Explain whether and how these offerings differ from those available via your websites.

At page 33, we have clarified that the software to be used on the website is one and the same with the software to be available for sale and distribution, albeit in different formats.

19. Disclose whether you have had any contact with potential distributors of your products to date.

At page 36, we have revised the disclosure to state that there have been only preliminary discussions with a limited number of potential distributors.

Marketing, Sales and Subscriber Support, page 37

20. Disclose whether you have implemented any of the marketing activities described.

We have revised the disclosure to note that all marketing activities will occur in the future.

Management’s Discussion And Analysis Or Plan Of Operation, page 40

Forward-Looking Statements, page 40

21. Please delete the reference to the safe harbor provided by the Private Securities

Litigation Reform Act of 1995 as this protection does not apply to your offering because your common stock is considered a penny stock.

We have deleted the reference to the sections of the Securities Act that relate to the  PSLRA.

Plan Of Operation, page 41

Overview, page 41

22. Note 6 to your financial statements on page 79 discloses agreements for curriculum development pursuant to which you are obligated to pay royalties on revenues earned.

Discuss those arrangements as well as the contractual arrangement filed as Exhibit

10.2 within MD&A, providing the aggregate royalties due and the effect you expect the respective obligations to have on your financial condition going forward. If the agreements referenced under Note 6 constitute material contracts, file them as exhibits. See Item 601(b)(10) of Regulation S-K.

The agreement with  Lawrence William Kazmierczak has been disclosed in the third paragraph of the “Plan of Operation”. This agreement was previously filed as an exhibit.

One other agreement that existed was rescinded subsequent to the date of the financial statements and  the stock certificate for  200,000 shares was returned to Virtual Learning and canceled. This information has been added as a subsequent event to the Notes to the Financial Statements.

Basis of Presentation/Going Concern, page 41

23. Please revise this section to outline the various steps involved in completing each of the development of 16 titles, the development of 36 titles, implementing the contemplated marketing program and generally, commercializing your website.

Provide a time line for achieving each milestone and the associated costs. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your ability/inability to raise further capital. Clarify whether you believe $500,000 will be sufficient to meet operating expenses and capital requirements through the creation of

36 titles or only through the creation of 16 titles.

The Plan of Operations has been updated with a schedule of this information as part of the Basis of Presentation/Going Concern and can be found starting in the 12th paragraph following this heading.

Revenue Recognition, page 44

24. We note that you disclose that you do not provide refunds but disclose that a reserve is calculated for cancellations. Tell us why the calculation of a reserve is necessary if you do not provide refunds.

Results Of Operations – Virtual Learning Company, page 45

The calculation of a reserve is not needed and all references to this disclosure both in the Revenue Recognition section of the Plan of Operations on page 44 and Note 1 to the financial statement footnotes has been deleted.

25. Revise your disclosures under Operating Expenses on pages 46 and 47 to provide a fuller discussion of the underlying causes behind material line item shifts in total operating expenses. For example, you should discuss the effect that common stock issued for consulting fees and legal fees had on period to period results.

Operating expenses for the year ended December 31, 2010, for the period from inception to December 31, 2009 and for the three months ended March 31, 2011, 2010 and 2009 have been expanded to give an analysis of operating expenses.

Liquidity and Capital Resources, page 47

26. Reconcile your statement that you had no officer loans payable outstanding at March

31, 2011 with the balance sheet on page 61 which reflects an outstanding payable of

$2,542.

Liquidity and Capital Resources has been amended to disclose the fact that a loan balance of $2,542 was outstanding as of March 31, 2011.

Directors And Executive Officers, Promoters And Control Persons, page 49

Executive Officers and Directors, page 49

27. Explain the nature of the ethics inquiry by the American Institute of Certified Public

Accountants.

The inquiry by the AICPA arose from a series of events commencing in 1995 concerning an audit of a privately held company, Searex, Inc.  Mr. Monahan was required to be reciprocally licensed in Louisiana to do this audit and had done so. After providing the required information to the Louisiana Board of Accountancy Mr. Monahan called the Board to confirm that the reciprocal license was in place prior to starting his audit. However, he was contacted in October 1996 by the Director of Consumer Affairs in Louisiana handling accounting licensing who claimed he was not licensed. After informing the Director of his previous inquiry with his own staff and receiving confirmation that the reciprocal license was in place, the Director promised to look into the matter and get back to him. A subsequent telephone call with the Director confirmed that the missing paperwork had been located and all was fine with the State of Louisiana. However, he also informed Mr. Monahan that while working under the misapprehension regarding his licensing he had written a letter to the New Jersey Board of Accountancy. The Director of Accounting offered to clear up the matter if in the event the State of New Jersey would have any further issues.

Subsequent to this matter, the AICPA SEC Practice Section contacted Mr. Monahan claiming that some anonymous person had contacted them regarding the issuance of defective financial statements relating to the non-disclosure of a $500,000 Note Payable to a Mr. Roger La Blanc in connection with Searex audit. At this point Mr. Monahan informed them that this audit was conducted on behalf of a private company for the benefit of the Wells Fargo Bank and the United States Maritime Administration who was funding the construction of a boat designed to build and install oil rigging in the Gulf of Mexico. The $500,000 Note Payable was previously examined and was written on a napkin along with the requirement that Mr. Sanders turn over some percentage of his company as consideration for an introduction and finder’s fee that Mr. La Blanc felt was due him. This napkin was not signed by either Mr. Sanders, owner of the company, or any other officer of the company. The only relevant item discovered in the Searex files was a photocopy of the napkin and a demand letter from Mr. La Blanc. Corporate Counsel for Searex and Mr. Monahan’s attorney both felt that there was insufficient basis for this note to be valid. The investigator for the AICPA after reviewing the situation also agreed and closed the matter.

A year later the New Jersey State Board contacted Mr. Monahan and told him that some anonymous person from Oklahoma had contacted the Board and complained that a $500,000 liability had not been booked.  That person is believed to be connected with Mr. Roger LeBlanc who had again asserted that he was a finders fee due in that amount based upon an unsigned memo written on a napkin.  After conferring again with three different counsel Mr. Monahan had decided to agree with the company and not book that liability. Mr. LeBlanc, a well-connected oil and gas man with holdings in Louisiana, did not like that decision and is believed to be the moving force behind the inquiries that followed.

Six months later, the New Jersey Board (“Board”) called again and requested information regarding problems with the financial statements of Searex. At a meeting with the Board Mr. Monahan was asked questions regarding the classification of one item in the Statement of Cash Flows, the cash advanced to the company from Wells Fargo which came from the Maritime Administration. There was also an issued raised regarding whether Mr. Monahan should have used a “going concern” opinion on the Searex’s financial statement. Regarding the misclassification of the Statement of Cash Flows item, under GAAP at the time of the issuance of the financial statements there were two presentations available. Mr. Monahan followed one method of presentation while the accounting expert for the New Jersey State Board of Accountancy felt the alternate presentation was appropriate for the classification of this item. Regarding the “going concern” opinion, Mr. Monahan felt that for the purposes of the United States Maritime Administration (“USMA”) one was not needed since the USMA had already funded Searex for all the money they needed to complete the construction of the boat and that Wells Fargo Bank was holding the money in Escrow. These financial statements were not completed for the benefit of any other known user. Regarding the $500,000 Note Payable, the board seemed satisfied with the information given to them regarding this matter. At this time they did discuss the validity of his license with the State of Louisiana. The New Jersey State Board was directed to consult with the Director of Accounting for the State of Louisiana at which time any further questions regarding this matter would be handled. Subsequent to this meeting, Mr. Monahan did receive a fine and was required to take some remedial CPE courses.

Another year had passed and Mr. Monahan was again contacted by the AICPA relating to the Searex Financials as a result of another letter from an anonymous person. This time the claim was that Searex’s financial statements were materially misstated in that the purchase of an intangible asset (the patent for the design of the device that constituted the principle components of a jacking system) along with an inventory of parts relating to the construction of the jacking system were overstated on the financial statements.  A meeting was held in New York City between Mr. Monahan, various members of the AICPA and an oil rig industry specialist from Texas. At that meeting Mr. Monahan devoted considerable time detailing the basis of the costs of both the patent and the inventory of parts. At the conclusion of the meeting, Mr. Monahan and the industrial specialist were in agreement as to the basis of the costs assigned to both the patent and the inventory of parts. It should be noted that Mr. Monahan’s background includes design and research and development of similar type jacking system devices for the railroad industry.

An additional year passed and, after this case had been transferred to approximately five or six different investigators for the AICPA, all of whom had moved on in their careers, and having had to replace the AICPA file on three different occasions because AICPA investigators “misplaced” Mr. Monahan’s file in whole or in part, and Mr. Monahan had been  requested to provide all of the documentation all over again, Mr. Monahan finally received a letter in late January 2002 stating that the conclusion to the entire  matter was to require Mr. Monahan to take six specific CPE courses.

Unfortunately, at the time of this letter being sent, Mr. Monahan was located in the Beth Abraham Rehabilitation Hospital in the Bronx following surgery and a two week stay at Albert Einstein-Montefiore Hospital, also in the Bronx, due to Mr. Monahan having severed the quadriceps muscles on both his right and left leg in late January, 2002. Mr. Monahan was located at Beth Abraham until June 1, 2002. Upon release, he was moved to a studio apartment in the Bronx to continue his rehab and to relearn how to walk all over again. It was not until September 2002 that Mr. Monahan finally received the letter by the AICPA sent in January 2002. This delay was because he was no longer physically able to enter his home in Paterson, New Jersey and mail was delivered to that home, put inside by a neighbor and not sent to him at the hospitals.  Once again some remedial courses were required. Coincidently these six courses were exactly the same as the six CPE courses Mr. Monahan had completed by mail order through the AICPA. It was not until 2004 that it was finally understood by Mr. Monahan that the AICPA wanted those courses to be taken at their classrooms in Roseland, New Jersey. In 2004, the AICPA commenced an ethics inquiry for failure to cooperate for a lack of response to their demands which could not have been met even if Mr. Monahan wanted to comply. In 2004, Mr. Monahan had simply decided that enough was enough and decided that the additional problems of dealing with the AICPA and the struggle to regain some semblance of a life were not to be had. He had further decided to change careers more in keeping with his disabilities and revert back to being a computer programmer and start up a company creating virtual textbooks for math.  Mr. Monahan had pretty much decided not to be an auditor anymore . In November 2005, Mr. Monahan was notified of a hearing with the New Jersey State Board of Accountancy regarding this issue of not responding to the AICPA’s requests for information. The meeting was held in mid December 2005, 15 days prior to the expiration date of Mr. Monahan’s CPA license.

At that meeting, Mr. Monahan recounted to the NJ Board all of the actions over the last almost 10 years including the change in reviewers, losses of paperwork, renewal of issues and other assorted problems. The NJ Board was extremely sympathetic at that meeting and some Board members had encouraged Mr. Monahan to continue in the profession. However, Mr. Monahan was adamant about his desire to not renew his license which expired January 1, 2006. Just prior to December 31, 2005, the NJ Board decided that Mr. Monahan should turn in his license and not be eligible to renew his license as being retired.

Please also note that after previous review by the staff, the disclosure set forth in the instant S-1 was found acceptable in the registration statement upon Form SB-2 for Terra Media, Ltd.  For obvious reasons the complete exposition was thought not to be needed.

Certain Relationships And Related Transactions, page 50

28. Disclose all applicable related party transactions including those discussed under

Note 3 to your financial statements. See Regulation S-K Item 404.

The related party transactions have been disclosed.

Certain Provisions Of The Certificate Of Incorporation And Bylaws…, page 56

29. You state here that your governing documents eliminate the personal liability of your directors for damages related to breaches of their fiduciary duties. Reconcile this statement with the exceptions under Nevada law discussed on page 82. Make clear from where your indemnification obligations stem. We note that the filed Articles of

Incorporation does not appear to contain provisions relate to indemnification.

The disclosure has been revised to accurately attribute the indemnification to By-Laws provisions and to accurately relate the limitations of the Nevada law.

Part II Information Not Required In Prospectus, page 82

Item 13. Other Expenses of Issuance and Distribution, page 82

30. Revise the total column to reflect the $27,116.00 in estimated expenses. Edit your disclosure under Use Of Proceeds and elsewhere to accurately reflect total estimated expenses.

The correct number is $20,000 and the disclosures have been revised to be consistent.

Item 16. Exhibits and Financial Statement Schedules, page 83

31. The exhibit index fails to reference Exhibits 4.1, 10.1 and 10.2 and references Exhibit

16, which is not filed. Revise to accurately reference the exhibits filed. Make sure that the material aspects of the exhibited contracts are discussed adequately within the filing.

The exhibit index has been revised to include all missing exhibit references. All material aspects of the exhibited contracts have been discussed within the filing.

Item 17. Undertakings, page 84

32. Revise to include all necessary undertakings required by Item 512 of Regulation

S-K.

The undertakings have been revised to include all required undertakings.

Yours truly,

/s/ Roger L. Fidler

Roger L. Fidler

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